                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                    Under the Securities Exchange Act of 1934

                         CorporateFamily Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  022003R 10 1
                          ----------------------------
                                 (CUSIP Number)

















                                Page 1 of 6 Pages



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CUSIP NO. 022003R 10 1                  13G
         ---------------------

  (1)     NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Marguerite W. Sallee
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    291,661
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,999
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   291,661
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,999
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          293,660
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                   (A)  [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.25%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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-----------------------
CUSIP No.  022003R 10 1               13G
-----------------------

                                  SCHEDULE 13G



Item 1(a).      Name of Issuer:             CorporateFamily Solutions, Inc.
                                            ("CFAM")

Item 1(b).      Address of Issuer's         209 10th Ave. South, Suite 300
                Principal Executive         Nashville, Tennessee 37203
                Offices:

Item 2(a).      Name of Person Filing:      Marguerite W. Sallee ("Sallee")

Item 2(b).      Address of Principal        209 10th Ave. South, Suite 300
                Business Office:            Nashville, Tennessee 37203

Item 2(c).      Organization/Citizenship:   Sallee is a United States citizen.

Item 2(d).      Title of Class              Common Stock
                of Securities:              ("Common Stock")

Item 2(e).      CUSIP Number:               022003R 10 1

Item 3.         Inapplicable.

Item 4.         Ownership.



         This Schedule 13G is filed by Sallee to reflect beneficial ownership of Common Stock by Sallee.

                       TOTAL SHARES                                                                             SHARED
                      OF CFAM COMMON          PERCENT            SOLE           SHARED            SOLE          POWER
                          STOCK                 OF              VOTING          VOTING          POWER TO          TO
   PERSON              BENEFICIALLY          CLASS(1)           POWER           POWER            DISPOSE       DISPOSE
                          OWNED
--------------         -------------         --------          -------          ------          --------       -------
Sallee                  291,661 (2)            6.25%           291,661          1,999            291,661        1,999


----------------

(1)  Based on shares of Common Stock outstanding as of December 31, 1997.

(2) Includes 206,511 shares of Common Stock issuable upon the exercise of outstanding options and 1,999 shares held by her husband, Arthur Knox Patterson, as custodian for Phoebe Patterson. Ms. Sallee disclaims beneficial ownership of the shares held by her husband.


Item 5.     Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.     Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.     Notice of Dissolution of Group.

                  Inapplicable.

Item 10.    Certification.

                  Inapplicable.



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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.




                                         Marguerite W. Sallee


                                         /s/ Marguerite W. Sallee
                                         -------------------------------------